

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

August 5, 2016

<u>VIA E-mail</u>
Dr. John N. Kapoor
President and Chief Executive Officer
Insys Therapeutics, Inc.
1333 S. Spectrum Boulevard, Suite 100
Chandler, Arizona 85286

  Re: **Insys Therapeutics, Inc.**
    Form 10-K for Fiscal Year Ended December 31, 2015
    Filed February 29, 2016
    File No. 001-35902

Dear Dr. Kapoor:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Angela M. Connell

       Angela M. Connell
       Accounting Branch Chief
       Office of Healthcare and Insurance